Filed by BlackRock Corporate High Yield Fund VI, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock High Income Shares
Commission File No. 811-05495

Contact:
1-800-882-0052

BlackRock Announces Shareholder Approval of the Reorganization of Six Taxable Fixed Income Closed-End Funds

New York, October 11, 2013 – BlackRock Advisors, LLC announced today that, at a special meeting of shareholders of BlackRock High Yield Trust (NYSE:BHY), BlackRock Corporate High Yield Fund, Inc. (NYSE:COY), BlackRock Corporate High Yield Fund III, Inc. (NYSE:CYE), BlackRock High Income Shares (NYSE:HIS), BlackRock Corporate High Yield Fund V, Inc. (NYSE:HYV) and BlackRock Corporate High Yield Fund VI, Inc. (NYSE:HYT) (collectively, the “Funds”), the shareholders of the Funds have approved the reorganization of each of BHY, COY, CYE, HIS and HYV into HYT, with HYT continuing as the surviving Fund (each, a “Reorganization”).

It is currently expected that the Reorganizations will be effective with the open for business of the New York Stock Exchange on November 18, 2013, subject to all regulatory requirements and customary closing conditions being satisfied. The Reorganizations, if completed, would occur based on the relative net asset values of (i) BHY and HYT, (ii) COY and HYT, (iii) CYE and HYT, (iv) HIS and HYT and (v) HYV and HYT, respectively.

Additional Information about the Reorganizations and Where to Find It

This press release is not intended to, and does not, constitute an offer to purchase or sell shares of any of the Funds; nor is this press release intended to solicit a proxy from any shareholder of any of the Funds.

The Funds and their respective directors, trustees, officers and employees, and BlackRock, and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the Reorganizations.  Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds' respective directors, trustees, officers and employees, and BlackRock and its shareholders, officers and employees and other persons by reading the Joint Proxy Statement/Prospectus regarding the Reorganizations, which was filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2013.

INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS.  INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY.  THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE

FUNDS.  The Joint Proxy Statement/Prospectus does not constitute an offer to sell securities, nor does it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC at the SEC's web site at www.sec.gov.  In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to BlackRock at (800) 882-0052.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide.  At June 30, 2013, BlackRock’s assets under management were $3.857 trillion.  BlackRock helps clients meet their goals and overcome challenges with a range of products that include separate accounts, mutual funds, iShares® (exchange-traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®.  Headquartered in New York City, as of June 30, 2013, the firm had approximately 10,700 employees in 30 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa.  For additional information, please visit BlackRock’s website at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Funds may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Funds or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in a

Fund’s net asset value; (2) the relative and absolute investment performance of a Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to a Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC's website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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